ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 1, 2015

Jessica L. Reece (617) 235-4636 jessica.reece@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sally Samuels, Esq.

Re:	Premier Multi-Series VIT (Registration Nos. 333-182079 and 811-22712)—Responses to Comments on Post-Effective Amendment No. 5

Dear Ms. Samuels:

I am writing on behalf of Premier Multi-Series VIT (the “Registrant”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or the “SEC”) on the Registrant’s Post-Effective Amendment No. 5 (the “485(a) Amendment”) to the Registrant’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on January 16, 2015 in connection with the registration of shares of RCM Dynamic Multi-Asset Plus VIT Portfolio (the “Portfolio”), a new series of the Registrant.

We received oral comments from you with respect to the 485(a) Amendment via telephone on March 2, 2015. Summaries of your comments and the Registrant’s responses are set forth below. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 6 (the “485(b) Amendment”) to the Registrant’s Registration Statement, which the Registrant expects to file today, April 1, 2015, pursuant to Rule 485(b) under the Securities Act.

Prospectus

General

1.	Comment: Please confirm that the Expense Reduction referenced in the Annual Portfolio Operating Expenses table for the Portfolio will be in place for no less than one year from the effective date of the 485(b) Amendment, and that you will disclose that the Total Annual Portfolio Operating Expenses After Expense Reductions reflect the effect of this contractual arrangement.

Response: The Registrant confirms that the Expense Reduction referenced in the Annual Portfolio Operating Expenses table for the Portfolio will be in place through April 30, 2016, more than one year from the effective date of the 485(b) Amendment, and that a footnote describing the effect of this arrangement on the expenses shown will be included in the 485(b) Amendment.

2.	Comment: The Staff notes that the fifth paragraph of the “Principal Investments and Strategies” section currently states:

The portfolio manager may adjust the Portfolio’s exposure to the Equity Component and the Fixed Income Component in response to momentum and momentum reversion signals in an effort to mitigate downside risk in times of severe market stress and to increase the return potential in favorable markets. Momentum is the tendency of investments to exhibit persistence in their performance. Momentum reversion is the tendency that a performance trend will ultimately change and move in an opposite direction. The portfolio manager believes negative momentum suggests future periods of negative investment returns and increased volatility. When the portfolio manager recognizes negative momentum for an asset class, the Portfolio may reduce its exposure to that asset class. The portfolio manager believes positive momentum suggests future periods of positive investment returns and typical levels of market volatility. When the momentum signals for an asset class indicate positive momentum, the portfolio manager may increase the Portfolio’s exposure to that asset class. While the portfolio manager attempts to mitigate the downside risk to stabilize performance, there can be no assurance that the Portfolio will be successful in doing so.

Please clarify what is meant by the terms “momentum” and “momentum reversion,” consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

Response: The noted paragraph has been revised as follows (new language denoted by underline, and deletions by ~~strikethrough~~):

The portfolio ~~manager~~ managers may adjust the Portfolio’s exposure to the Equity Component and the Fixed Income Component in response to momentum and momentum reversion signals in an effort to mitigate downside risk in times of severe market stress and to increase the return potential in favorable markets. Momentum is the tendency of ~~investments to exhibit persistence in their~~ a performance trend to continue to move in the same direction. Momentum reversion is the tendency that a performance trend will ultimately change and move in an opposite direction. The portfolio ~~manager believes negative momentum suggests future periods of negative investment returns and increased volatility. When the portfolio manager recognizes negative momentum for an asset class, the Portfolio may reduce its exposure to that asset class~~ managers look for signals through use of quantitative metrics which may signal momentum or momentum reversion. The portfolio ~~manager believes~~ managers believe positive momentum suggests future periods of positive investment returns and typical levels of market volatility. When the momentum signals for an asset class indicate positive momentum, the portfolio ~~manager~~ managers may increase the Portfolio’s exposure to that asset class. The portfolio managers believe negative momentum suggests future periods of negative investment returns and increased volatility. When the portfolio managers recognize negative momentum for an asset class, the Portfolio may reduce its exposure to that asset class. Momentum reversion signals indicate when momentum appears excessive. In such circumstances the portfolio managers may act counter to the momentum. In evaluating momentum and momentum reversion signals, the portfolio managers will designate sub-categories of asset classes within the Equity Component and the Fixed Income Component, which may change over time. While the portfolio ~~manager attempts~~ managers attempt to mitigate the downside risk to stabilize performance, there can be no assurance that the Portfolio will be successful in doing so.

Corresponding changes have been made to the “Principal Investment Strategies” section of the Portfolio’s Portfolio Summary.

3.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Portfolio Summary permits the use of derivatives. Please confirm that such disclosure is appropriately included as a principal investment strategy of the Portfolio. Please also confirm that the Registrant has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute (the “July 2010 Letter”), specifically with respect to disclosing (1) the types of derivatives in which the Portfolio may invest, (2) the specific purpose for using such derivatives and (3) the extent to which such derivatives will be utilized. Please also indicate whether derivatives are used for investment or hedging purposes. Please confirm supplementally that any derivatives used by a Portfolio are valued on a mark-to-market rather than notional basis, and disclose any alternative methodology used.

Response: The Registrant confirms that the Portfolio is permitted to use derivatives, as described in the “Principal Investment Strategies” section of the Portfolio Summary. The Registrant also confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in the July 2010 Letter, specifically with respect to disclosing (1) the types of derivatives in which the Portfolio may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized.

The Registrant believes that the “Principal Investment Strategies” section of the prospectus, as included in the 485(a) Amendment, together with the sections of the prospectus referenced in the following paragraph and as supplemented by the Statement of Additional Information (“SAI”), includes adequate disclosure relating to the Portfolio’s use of derivatives. The “Principal Investment Strategies” section of the Portfolio’s Portfolio Summary currently states: “The Portfolio may use derivatives for a variety of purposes, including: as a hedge against adverse changes in the market price of securities, interest rates, or currency exchange rates; as a substitute for purchasing or selling securities; to increase the Portfolio’s return as a non-hedging strategy that may be considered speculative; and to manage portfolio characteristics.”

Current disclosure in the section of the prospectus titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, the Portfolio may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which the Portfolio would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[ . . . ]

The Portfolio’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject the Portfolio to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Portfolio.

In light of the disclosure included in the 485(a) Amendment relating to the reasons why the Portfolio may use derivatives and the associated risks, the Registrant submits that its derivatives-related disclosure does not need to be supplemented or revised in the 485(b) Amendment.

The Registrant respectfully takes the position that the Portfolio may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. The Registrant respectfully disagrees with the Staff’s position that a derivative contract’s market value is always the sole appropriate measure of value. The Registrant believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides. For example, in the event the Portfolio is the seller of a credit default swap, the Portfolio may use the notional value of the credit default swap for certain purposes, because the potential performance impact of such a holding would be viewed as tied to its notional value, rather than its market value.

4.	Comment: Please address in further detail the use of swaps, if any, by the Portfolio in an appropriate place in the prospectus or SAI, as applicable. In particular, please indicate whether total return swaps will be used, disclose the amount of assets, if any, to be set aside in a segregated account. If the Portfolio will write credit default swaps, please add disclosure stating that when the Portfolio is a seller of credit default swaps, the Portfolio will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Registrant respectfully declines to revise the prospectus or SAI in response to this comment. The “Investment Objectives and Policies-Derivative Instruments” section of the SAI included in the 485(a) Amendment discloses the potential use of total return swaps and credit default swaps, among other types of instruments, by the Portfolio. The Registrant will evaluate the Portfolio’s derivative positions for purposes of asset segregation based on the nature of the Portfolio’s obligation under each distinct type of derivative instrument (which may be based, in whole or in part, on market value or notional value), in a manner the Registrant believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Registrant believes that the disclosure relating to credit default swaps in the SAI included in the 485(a) Amendment is narrowly tailored and sufficient to meet these requirements, and declines to revise this disclosure in the 485(b) Amendment. The Registrant notes that the Staff has stated on several occasions that it intends to develop further guidance in this area in the future.

5.	Comment: The “Principal Investment Strategies” section of the Portfolio Summary states that the Portfolio may invest in convertible securities. Please confirm supplementally whether the Portfolio will invest in contingent convertible bonds and, if so, to what extent. Additionally, if the Portfolio will invest in contingent convertible bonds, please add disclosure to the “Principal Investment Strategies” section regarding the nature of such investments and the related risks.

Response: The Portfolio will not invest directly in convertible securities, and so convertible securities have been removed from the “Principal Investment Strategies” section.

6.	Comment: Please review the “Principal Risks” section of the Portfolio Summary and the “Summary of Principal Risks” section of the prospectus to confirm that the risks disclosed relate to the principal investment strategies of the Portfolio, and make revisions as appropriate. The Staff notes that “Short Selling Risk” is included in the “Principal Risks” section but does not appear to correspond to a principal investment strategy of the Portfolio. Please make appropriate revisions. If short sales will be a principal investment strategy of the Portfolio, the fees associated with short selling (or an estimate thereof) should be included in the appropriate table in the Portfolio Summary.

Response: The Registrant confirms that the risks disclosed in the “Principal Risks” section of the Portfolio Summary and the “Summary of Principal Risks” section of the prospectus relate to the principal investments strategies of the Portfolio, and notes that the following changes have been made:

Short sales will not be a principal investment strategy of the Portfolio, and so “Short Selling Risk” has been removed as a principal risk of the Portfolio. In addition, “Tax Risk” and “Convertible Securities Risk” have been removed as principal risks of the Portfolio.

7.	Comment: Please consider adding disclosure in an appropriate place in the prospectus regarding the risks and consequences of segregation with respect to derivatives and short sales.

Response: The Registrant has added the following disclosure to “Characteristics and Risks of Securities and Investment Techniques – Derivatives”:

In accordance with the 1940 Act restrictions on “senior securities” and SEC staff interpretations on potential leverage through derivatives, a Portfolio that engages in derivatives trading routinely segregates liquid assets and/or “covers” its derivatives positions, as described in more detail in “Derivative Instruments” in the SAI. While one purpose of segregation and coverage is to mitigate the downside risks of leverage, these practices do not eliminate such risks and cannot prevent a Portfolio from incurring losses (including significant reductions in net asset value) as a result of investing in derivatives.

8.	Comment: If the Portfolio will have sub-prime exposure, please add disclosure in an appropriate place in the prospectus regarding these investments and related risks.

Response: The Portfolio will not have sub-prime exposure.

9.	Comment: Please confirm that disclosure in the “Principal Investment Strategies” section of the Portfolio Summary is tailored pursuant to Item 4(a) of Form N-1A so that it summarizes the information provided in response to Item 9(b) in the corresponding section titled “Principal Investments and Strategies.”

Response: Revisions will be made to the Portfolio Summary to summarize the information provided in response to Item 9(b). The revised disclosure is presented in Appendix A hereto (new language denoted by underline, and deletions by ~~strikethrough~~).

10.	Comment: Please revise the “Management of the Portfolio” section of the prospectus to state the month and year that each portfolio manager began oversight of the Portfolio.

Response: The Registrant declines to make the requested change. Item 5(b) on Form N-1A requires the following disclosure with respect to portfolio managers: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.” The Registrant believes that the current disclosure included in the prospectus complies with this requirement.

11.	Comment: Please revise the section titled “Characteristics and Risks of Securities and Investment Techniques” to make clear whether these risks are principal risks of the Portfolio or additional risks and to omit risks already disclosed in response to Item 9 of Form N-1A.

Response: The Registrant respectfully declines to make the requested changes to the “Characteristics of Risks of Securities and Investment Techniques” section. This section provides additional detail on risks disclosed in the Portfolio Summary and in the “Summary of Principal Risks” section, as well as information on risks related to investment activities of the Portfolio that are not directly related to principal investment strategies. The Registrant also notes that the introductory text in the “Summary of Principal Risks” section directs the reader to the “Characteristics and Risks of Securities and Investment Techniques” for additional information. The Registrant notes, furthermore, that the substance and presentation of the information in the “Characteristics and Risks of Securities and Investment Techniques” section are consistent with other currently effective filings of the Registrant and affiliated investment companies, which reflect the incorporation of previous comments by the Staff.

“Prior Related Performance Information” Section

12.	Comment: Please confirm that any actual discretionary accounts that have investment objectives, policies, strategies and risks substantially similar to those of the Portfolio have been included in the Composite (as the term is to be defined in the prospectus).

Response: The Registrant confirms that the Composite includes all actual discretionary accounts managed by AllianzGI U.S. or by the members of the Portfolio’s portfolio management team (in actions on behalf of affiliates of AllianzGI U.S.) that have investment objectives, policies, strategies and risks substantially similar to those of the Portfolio. The Registrant further represents that the Composite, as presented in the 485(b) Amendment, comply with the applicable GIPS rules,1 as well as applicable Staff guidance.

13.	Comment: If the performance information provided reflects the investment performance of an investment adviser other than Allianz Global Investors U.S. LLC, please supplementally confirm that its inclusion complies with the relevant guidance included in the Staff’s letter dated August 6, 1996 to Nicholas-Applegate Mutual Funds (the “Nicholas-Applegate Letter”).

Response: The Registrant believes that the prior related performance information included in the 485(b) Amendment is appropriate and consistent with Staff guidance. In preparing this disclosure, the Registrant has reviewed the guidance provided by the Staff in the Nicholas-Applegate Letter, and in certain other letters that contain relevant Staff guidance, including the Staff’s letters (i) dated February 2, 1984, to Fiduciary Management Associates, Inc., (ii) dated April 15, 1986, to Growth Stock Outlook Trust, Inc. (the “Growth Stock Letter”) and (iii) dated January 27, 1989, to Conway Asset Management, Inc. The Registrant confirms that, to the extent included in the Composite, any prior related performance information that relates to accounts not managed by AllianzGI U.S. (the “Affiliate-Managed Accounts”) does relate to one or more accounts managed by the same individuals who will be managing the Portfolio on behalf of AllianzGI U.S. going forward.

14.	Comment: Please clarify in the “Prior Related Performance” section whether both retail and institutional accounts will be included in the Composite provided.

Response: The Registrant believes that the second sentence of the “Prior Related Performance” section makes clear that both retail and institutional accounts will be included in the Composite. This sentence states: “The following table sets forth historical performance information for the retail and institutional accounts managed by AllianzGI U.S. (the “Composite”) that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the Portfolio.”

15.	Comment: Please include annual returns for one-, three-, five- and ten-year periods, and since inception, to the extent available with respect to the Composite.

Response: The requested information will be reflected in the 485(b) Amendment.

16.	Comment: Please supplementally confirm that that the Registrant has the information needed to substantiate the performance disclosed in accordance with Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

1	GLOBAL INVESTMENT PERFORMANCE STANDARDS, as adopted by the GIPS Executive Committee on January 29, 2010, Requirement I.3, available at http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2010.n5.1.

Response: The Registrant confirms that it has collected, and will retain, the information needed to substantiate the performance disclosed in accordance with Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

Statement of Additional Information

17.	Comment: In the “Voting Rights” section of the SAI, please add disclosure regarding proportional voting and the voting rights of contract owners. Additionally, please add disclosure stating that the vote of only a small number can determine the outcome of a matter as a result of proportional voting.

Response:	The Voting Rights section of the SAI currently states:

In accordance with current laws, it is anticipated that an insurance company issuing a Variable Contract that directly acquires shares of a Portfolio will request voting instructions from Variable Contract owners and will vote Portfolio shares held by the Separate Account (or by the insurance company in its own name) in proportion to the instructions received. The effect of proportional voting is that if a large number of Variable Contract owners do not provide the insurance company voting instructions, a small number of variable contract owners may determine the outcome of the vote.

The Registrant believes this section includes adequate disclosure relating to the voting rights of contract owners.

Part C

18.	Comment: Please confirm that the exhibits described in Item 28 (Exhibits) to Part C have been listed and filed in compliance with Rule 483 of the Securities Act.

Response: The Registrant confirms that the exhibits described in Item 28 (Exhibits) to Part C have been listed and filed in compliance with Rule 483 of the Securities Act.

* * * * *

Tandy Representation

On behalf of the Registrant, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Registrant will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

* * * * *

Please do not hesitate to call me (at 617-235-4636) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Jessica L. Reece

Jessica L. Reece

cc:	Julian Sluyters

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Appendix A

The Portfolio seeks to achieve its investment objective through a combination of active allocation between asset classes and actively managed strategies within those asset classes. ~~To gain exposure to the various asset classes, the Portfolio incorporates actively managed strategies and/or passive instruments, including affiliated and unaffiliated funds, pooled investment vehicles, exchange-traded funds (“ETFs”) and exchange-traded notes, and derivative instruments such as futures.~~

The Portfolio invests directly and indirectly in a globally diverse combination of equity securities, and U.S. dollar denominated fixed income securities, in each case including emerging market securities. The Portfolio targets a strategic asset allocation of 60% to equity exposure (the “Equity Component”) and 40% to fixed income exposure (the “Fixed Income Component”). The Portfolio may invest significantly below its target with respect to the Equity Component and significantly above its target with respect to the Fixed Income Component. Under normal circumstances, the Portfolio will not invest more than 20% of its assets in any combination of the following asset classes: high yield debt (commonly known as “junk bonds”), bank loans, global bonds, emerging markets equities, emerging markets debt, Treasury Inflation-Protected Securities (“TIPS”) and real estate securities, including U.S. and non-U.S. real estate investment trusts (“REITs”). The Portfolio may either invest directly in these different asset classes or indirectly through derivatives and other instruments, such as through investments in mutual funds or exchange-traded funds (“ETFs”) ~~ETFs~~.

The portfolio managers currently expect that the Portfolio’s average duration with respect to any fixed-income asset class ~~(e.g. governments)~~ in which the Portfolio invests directly ~~(i.e., not through derivatives or ETFs)~~ will typically resemble that of a related broad-based index. ~~For example, with respect to government securities, the portfolio managers target a maximum duration of one year above the duration of the Barclays Aggregate Government Bond Index. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.~~

The portfolio managers allocate the Portfolio’s investments among asset classes in response to changing market, economic, and political factors and events that the portfolio managers believe may affect the value of the Portfolio’s investments. ~~In making investment decisions for the Portfolio, the portfolio managers seek to identify trends and turning points in the global markets. The portfolio managers analyze market cycles, economic cycles and valuations of each asset class and their components and may adjust the Portfolio’s exposures to individual holdings and asset classes. The portfolio managers also employ a risk management strategy, which may cause an adjustment to the Portfolio’s asset allocation in an effort to mitigate certain downside risks. Depending on market conditions, the Equity Component may range between approximately 10% and 65% of the Portfolio’s assets and the Fixed Income Component may account for up to 90% of the Portfolio’s assets at the time of investment.~~

The Portfolio seeks to limit downside risk by moving toward less volatile asset classes during periods of high market volatility. Volatility is a statistical measure of risk relating to the magnitude of up and down fluctuations in the value of a financial instrument or index over time and typically results from rapid price swings. Under normal circumstances, the Portfolio will seek to maintain a one year annualized volatility level at or below 12% over a market cycle. A

A-1

Appendix A

higher volatility level indicates more frequent or rapid up and down fluctuations in the values of the Portfolio’s investments relative to a lower volatility level. There can be no assurance that investment decisions made in seeking to manage Portfolio volatility will achieve the desired results. The Portfolio’s actual or realized volatility will be dependent on the market environment.

The portfolio managers may adjust the Portfolio’s exposure to the Equity Component and the Fixed Income Component in response to momentum and momentum reversion signals in an effort to mitigate downside risk in times of severe market stress and to increase the return potential in favorable markets. Momentum is the tendency of a performance trend to continue to move in the same direction. Momentum reversion is the tendency that a performance trend will ultimately change and move in an opposite direction. ~~The portfolio managers look for signals through use of quantitative metrics which may signal momentum or momentum reversion. The portfolio managers believe positive momentum suggests future periods of positive investment returns and typical levels of market volatility. When the momentum signals for an asset class indicate positive momentum, the portfolio managers may increase the Portfolio’s exposure to that asset class. The portfolio managers believe negative momentum suggests future periods of negative investment returns and increased volatility. When the portfolio managers recognize negative momentum for an asset class, the Portfolio may reduce its exposure to that asset class. Momentum reversion signals indicate when momentum appears excessive. In such circumstances the portfolio managers may act counter to the momentum. In evaluating momentum and momentum reversion signals, the portfolio managers will designate sub-categories of asset classes within the Equity Component and the Fixed Income Component, which may change over time.~~ While the portfolio managers attempt to mitigate the downside risk to stabilize performance, there can be no assurance that the Portfolio will be successful in doing so.

~~In addition to the momentum and momentum reversion signals, the~~ The portfolio managers also apply fundamental analysis to adjust the Portfolio’s exposure to the asset classes that exhibit the strongest return prospects. ~~The fundamental analysis attempts to locate opportunities not identified from momentum-related signals. After determining the asset allocation among the Components, the portfolio managers select particular investments in an effort to obtain exposure to the relevant mix of asset classes.~~ The Portfolio may invest in any type of equity or fixed income security, including common and preferred stocks, ETFs, warrants, mortgage-backed securities, asset-backed securities and government and corporate bonds. The Portfolio may invest in securities of companies of any capitalization, including smaller capitalization companies. The Portfolio also may make investments intended to provide exposure to one or more securities indices, currencies, and real estate-related securities. The Portfolio is expected to be highly diversified across industries, sectors, and countries. ~~The Portfolio may liquidate a holding if it locates another instrument that offers a more attractive exposure to an asset class or when there is a change in the Portfolio’s target asset allocation, or if the instrument is otherwise deemed inappropriate.~~

In implementing these investment strategies, the Portfolio may make substantial use of over-the-counter (OTC) or exchange-traded derivatives, including futures contracts, interest rate swaps, total return swaps, credit default swaps, currency forwards, and structured notes. The Portfolio may use derivatives for a variety of purposes, including: as a hedge against adverse changes in

A-2

Appendix A

the market price of securities, interest rates, or currency exchange rates; as a substitute for purchasing or selling securities; to increase the Portfolio’s return as a non-hedging strategy that may be considered speculative; and to manage portfolio characteristics. The Portfolio may maintain a significant percentage of its assets in cash and cash equivalents which will serve as margin or collateral for the Portfolio’s obligations under derivative transactions.

The Portfolio may, at any time, invest in affiliated and unaffiliated funds, ~~(which may include certain affiliated mutual funds and ETFs sponsored by Allianz Asset Management of America L.P. or its subsidiaries (the “Underlying Funds”) and~~ ETFs~~, mutual funds~~ and pooled investment vehicles ~~other than the Underlying Funds (“Other Acquired Funds”))~~.

The Portfolio may participate in initial public offerings (IPOs).

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